UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2021

Commission File Number 333-224459

Seadrill Limited

(Exact name of Registrant as specified in its Charter)

Par-la-Ville Place, 4th Floor

14 Par-la-Ville Road

Hamilton HM 08 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes   ☐        No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes   ☐        No   ☒

ITEM 1.	INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Seadrill New Finance Limited (the “Issuer”) – Update on SeaMex restructuring

Hamilton, Bermuda, August 31, 2021 – Seadrill Limited (“Seadrill” or the “Company”) (OSE: SDRL, OTCPK:SDRLF) and the Issuer announce, further to the announcement made by Seadrill and the Issuer on July 2, 2021 (the “2 July Announcement”), the entry into a restructuring implementation deed (the “RID”) by, among others, the joint provisional liquidators of SeaMex Ltd. (in provisional liquidation) (“SeaMex”), and the refinancing of the SeaMex senior secured bank debt by the issuance of new senior secured notes (the “New SeaMex Notes”). SeaMex is a 50/50 joint venture entered into by one of the Issuer’s subsidiaries, Seadrill JU Newco Bermuda Ltd. These are the next key steps in the restructuring of SeaMex. For further details on the SeaMex restructuring, please refer to the 2 July Announcement.

The RID sets out the steps required to implement the SeaMex restructuring. A key step in the RID is the sale of the assets of SeaMex out of provisional liquidation to a newly incorporated wholly owned subsidiary of the Issuer (“NewCo”). The share purchase agreement, which will effect this sale, is in agreed form and is expected to be entered into by the relevant parties shortly.

The key terms of the share purchase agreement and related documentation include:

•	SeaMex sells substantially all of its assets to NewCo in return for:

•	NewCo assuming substantially all of SeaMex’s liabilities

•	Release of the guarantee provided by SeaMex in respect of the New SeaMex Notes, with NewCo acceding as guarantor in respect of the New SeaMex Notes

•

Release of a substantial part of certain debt owed by SeaMex to one of the Issuer’s indirect subsidiaries, Seadrill SeaMex SC Holdco Limited (“SC Holdco”), with a material amount remaining owing by SeaMex as part of the agreed implementation steps

•	Certain other customary provisions including certain releases and indemnities from the SeaMex group in relation to the SPA

•	The completion of the sale is subject to certain customary conditions, including certain antitrust approvals

In addition, as part of the steps set out by the RID, certain of the debt owed by SeaMex to SC Holdco is being accelerated as part of the orderly implementation of the SeaMex restructuring given the objective to release a substantial part of this debt as partial consideration for the sale of the SeaMex assets. The RID also contains certain customary provisions, including certain customary releases.

The key terms of the New SeaMex Notes are:

•	Amount: c. $[219]m (including upfront fee)

•	Tenor: 3 years with call protection

•	Rate: 12% PIYC and payable quarterly

•	Collateral: secured on a senior basis by substantially all the assets of the SeaMex group

•	Ability to upsize: additional uncommitted shelf note facility in an aggregate principal amount of up to $120m

For further details regarding the key terms of the New SeaMex Notes, please refer to the commercial term sheet exhibited to the 2 July Announcement.

This announcement relates to the restructuring and refinancing of SeaMex. It remains the case that under Seadrill Limited’s plan of reorganisation (the “Plan”) existing shareholders of Seadrill Limited will receive 0.25% of the new equity, subject to dilution, classes 4 and 6 of Seadrill Limited’s creditors vote to accept the Plan, and otherwise will not receive any recovery. Consummation of the Plan is subject to a number of customary terms and conditions, including court approval.

FORWARD LOOKING STATEMENTS

This news release includes forward looking statements. Such statements are generally not historical in nature, and specifically include statements about the Company’s plans, strategies, business prospects, changes and trends in its business, the markets in which it operates and its restructuring efforts. These statements are made based upon management’s current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, which speak only as of the date of this news release. Consequently, no forward-looking statement can be guaranteed. When considering these forward-looking statements, you should keep in mind the risks described from time to time in the Company’s regulatory filings and periodical reporting. The Company undertakes no obligation to update any forward looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for the Company to predict all of these factors. Further, the Company cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward looking statement.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED

Date: August 31, 2021	By:	/s/ Stuart Jackson
Name: Stuart Jackson
Title: Chief Executive Officer of Seadrill Management Ltd.
(Principal Executive Officer of Seadrill Limited)